Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
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Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
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James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES ACQUISITION OF BANK IN SPAIN BY BES SA (SPAIN)

Luxembourg/Portugal – 8th September 2004 – Espírito Santo Financial Group S.A. (‘ESFG’) (NYSE and Euronext Lisbon: ESF) announces that BES, S.A. (Spain), a wholly owned subsidiary of Banco Espírito Santo (ESFG’s principal subsidiary), reached an agreement with Hypovereinsbank (HVB Group) to acquire the capital of Banco de Inversión.

With euro 750 million of assets under management, Banco de Inversión operates through a network of 7 branches to serve about 10 000 clients.

This transaction will permit BES and its group of companies to expand its activities on asset management and private banking in Spain. This agreement is in line with the BES strategy for the Spanish market, where it operates with units focused on commercial approach to affluent and private banking segments, and in large and medium sized corporates, namely those that develop their business in Portugal/Spain/Latin America, through commercial banking (Banco Espírito Santo Spain), asset management (Espírito Santo Activos Financieros, Espírito Santo Gestión and Espírito Santo Pensiones) and investment banking (Banco Espírito Santo de Investimento and Espírito Santo ByM).

This transaction is pending the authorizations of the supervisory authorities and is expected to be concluded until the end of the year.

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

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